

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

Marco Fregenal
Chief Executive Officer
Fathom Holdings Inc.
2000 Regency Parkway Drive, Suite 300
Cary, North Carolina 27518

      Re: Fathom Holdings Inc.
           Registration Statement on Form S-3
           Filed December 29, 2023
           File No. 333-276318

Dear Marco Fregenal:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ruairi Regan at 202-551-3269 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Donald R. Reynolds, Esq.